Aleafia Closes Transactions with Serruya Private Equity

Transactions Positions Aleafia as Major Supplier, Retailer of Adult–use Cannabis

TORONTO, November 23, 2018 /Globe Newswire/ – Aleafia Health Inc. (TSXV: ALEF; OTCQX: ALEAF, FRA: ARAH) (“Aleafia” or the “Company“) is pleased to announce that the previously announced joint venture and financing transactions with Serruya Private Equity (“Serruya”) have closed.

“We look forward to immediately executing on our shared vision of building and scaling a retail cannabis network with immediate national reach and global expansion plans,” said Aaron Serruya, a principal of SPE. “We are very excited to once again play an early role in developing one of the world’s largest cannabis companies.”

“Aleafia made a firm commitment to launch a national adult-use cannabis division with global ambitions. With final approvals now in place, we have delivered on that commitment,” said Aleafia CEO Geoffrey Benic. “With commercially proven brands and global retailing expertise, we believe our partnership with Serruya will provide significant value to our shareholders.”

Additional Highlights:

•	Backed and supported with a $10 million investment by Serruya and its affiliate, International Franchise Inc., which has over 4500 quick service restaurant locations in over50countries
•	Serruya has also been a leading early cannabis industry force as cannabis industry investorsinbothemergingandestablishedissuersandotherindustryparticipants
•	Launch approximately 20 proposed retail outlets, with a subsequent national and internationalexpansionplan(excludingtheU.S.)
•	With turn–key store launch, licensing agreements cover established, commercially proveninternationalcannabisbrands
•	Ready–made store design and retail systems in place, along with intellectual property includinggeneticsandpackaging

The closing formalizes Aleafia’s acquisition of a 51 per cent interest in Flying High Brands Inc., a domestic and international cannabis brands joint-venture (“Flying High”) and a 9.9 per cent interest in One Plant (Retail) Corp. a Canada-wide cannabis retail joint venture (“One Plant”).

The closing also marks the completion of Serruya’s $10 million (CAD) strategic investment into Aleafia (by way of the purchase of 5 million common shares at $2.00 per common share) and the completion of Aleafia’s $1 million (CAD) investment in Flying High and $4 million (CAD) investment in One Plant. Aleafia purchased its 51 per cent interest in Flying High, in part, by the issuance of 6 million common shares to Serruya.

For Investor & Media Relations, please contact:

Nicholas Bergamini, VP, Public Affairs IR@AleafiaInc.com

About Aleafia Health Inc.:

Aleafia is a vertically integrated, national cannabis company with major medical clinic, cannabis cultivation and R&D operations. The company is a federally licensed producer and vendor of cannabis and will reach an annual production capacity of 98,000 kg of dried cannabis in 2019.

Aleafia operates 22 medical cannabis clinics staffed by physicians and nurse practitioners, with over 50,000 patients. The company is highly differentiated, maintaining the largest medical cannabis dataset in the world with significant intellectual property holdings and current R&D operations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company's current expectations. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release includes information relating to the implementation of Aleafia Health's business plan. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: risks associated with the implementation of Aleafia Health's business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company's common share price and volume. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.